Mailstop 3561
                                                               March 29, 2019


    Aaron LoCascio
    Chief Executive Officer
    Greenlane Holdings, Inc.
    6501 Park of Commerce Boulevard, Suite 200
    Boca Raton, Florida 33487

            Re:    Greenlane Holdings, Inc.
                   Registration Statement on Form S-1
                   Filed March 20, 2019
                   File No. 333-230405

    Dear Mr. LoCascio:

           We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Form S-1 filed March 20, 2019

    Management's Discussion and Analysis of Financial Condition and Results of Operations

    Non-GAAP Financial Measure   Adjusted EBITDA, page 93

        1. We note your addition of an adjustment called "...transition to being a public company"
           described as fees and expenses primarily attributable to consulting fees and incremental audit and legal fees. These appear to us to be normal, recurring, cash operating expenses of your company. Please tell us how you considered the guidance in Question 100.01 of the C&DI on Non-GAAP Financial Measures and why you believe this adjustment is appropriate and how you determined the "incremental" portion. We may have further comment.
 Aaron LoCascio
Greenlane Holdings, Inc.
March 29, 2019
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lisa Sellars, Staff Accountant, at (202)551-3348 or James Allegretto,
Senior Assistant Chief Accountant, at (202)551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez, Staff Attorney, at
(202)551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at
(202)551-3720
with any other questions.


                                                            Sincerely,

                                                            /s/ Lilyanna L.
Peyser for

                                                            Mara L. Ransom
                                                            Assistant Director
                                                            Office of Consumer
Products